UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated April 21, 2017

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

MARKET RELEASE

Sibanye Gold Limited
Reg. 2002/031431/06

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863

Posting of notice of amendments to resolutions to be tabled at the Annual General Meeting on 23 May 2017

Westonaria, 21 April 2017: Shareholders are referred to the notice convening the Annual General Meeting ("AGM") of the Company on 23 May 2017 ("Original Date of Notice of the AGM") at 09:00 (CAT).

All capitalised terms used herein shall bear the same meanings as those defined in the Notice of Annual General Meeting, which was distributed electronically on 30 March 2017 and posted to shareholders on 4 April 2017.

Shareholders are notified that the Sibanye Board will propose at the AGM that Ordinary Resolutions Numbers 11 and 12 and the Explanatory Notes in respect of those Ordinary Resolutions, which relate to the general authority of Sibanye's directors to issue shares for cash, be replaced in their entirety.

The "Notice of amendments to resolutions to be tabled at the Annual General Meeting" and an Amended Proxy Form have been distributed to shareholders today and are available on the Company's website: http://reports.sibanyegold.co.za/2016/download/SGL-NOM16-amendments.pdf.

Rationale for amendment to resolutions

In terms of the Company's Memorandum of Incorporation, read together with the JSE Listings Requirements; shareholders of the Company may authorise the directors, *inter alia*, to issue any unissued ordinary shares of the Company and/or grant options over them, as the directors in their discretion think fit. Such an authority may be a specific or a general authority.

The existing general authority granted by shareholders to the directors at the previous AGM on 24 May 2016, is proposed to be amended at a General Meeting of the Company to be held on 25 April 2017 ("EGM"), by increasing the limit thereof from 5% to 15%. It is proposed that this amended general authority, be renewed at the AGM, with the aggregate number of ordinary shares capable of being generally allotted and issued by

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Chris Chadwick* Robert Chan* Timothy Cumming*
Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi* Jiyu Yuan*
Cain Farrel (Corporate Secretary) (*Non-Executive)

www.sibanyegold.co.za

the directors for cash being limited to 15% (fifteen per cent) of the number of ordinary shares in issue, as at 31 December 2016.

In accordance with the past practice of the Company, the directors have decided to seek renewal at the AGM of their annual general authority to issues shares for cash and to maintain the limitation on this authority at the 15% level proposed to be fixed by the EGM. The directors intend to make use of this authority, which is standard in the industry and accords with best practice, to provide flexibility to the Company in respect of the financing or refinancing of the Stillwater Transaction.

The date of the AGM remains unchanged. The AGM will be held at Sibanye Gold Academy, Rietkloof 349, Glenharvie, 1786, South Africa, on 23 May 2017 at 09:00.

Shareholders may use either the form of proxy which was included with the original notice convening the AGM or the Amended Proxy Form. Those shareholders who have already submitted their original form of proxy are not required submit the Amended Proxy Form but may do so at their discretion, thereby replacing their already submitted form of proxy with the Amended Proxy Form.

Ends.

Contact

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: April 21, 2017

By:	/s/ Charl Keyter
Name:	Charl Keyter
Title:	Chief Financial Officer